[Letterhead of Sutherland Asbill & Brennan LLP]

February 7, 2012

VIA EDGAR

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.

Registration Statement on Form N-2, filed on January 6, 2012

File No. 333-178932

Dear Mr. Minore:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on February 6, 2012 with respect to the Company’s registration statement on Form N-2 (File No. 333-178932), filed with the Commission on January 6, 2012 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”), and the Company’s response letter addressing the Staff’s prior comments issued in a letter dated as of February 3, 2012. The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Registration Statement or Prospectus are referenced in the Company’s responses set forth below, such revisions have been included in the marked pages attached as an exhibit hereto.

1.	We note your inclusion of an estimated range of the Company’s net asset value (“NAV”) per share as of December 31, 2011. Please revise your disclosure to provide a specific figure, rather than an estimated range, for the Company’s NAV per share as of December 31, 2011 . In addition, please revise the cover page of the Prospectus to include the Company’s NAV per share as of December 31, 2011, as well as the estimated dilution to investors that acquire shares in this offering based upon the Company’s December 31, 2011 NAV per share.

Dominic Minore, Esq.

February 7, 2012

The Company has revised the disclosure set forth on the cover page of the Prospectus. In addition, the Company advises the Staff on a supplemental basis that it is presently unable to provide a specific final NAV per share figure as of December 31, 2011, given that (i) the Company is in the process of undergoing its annual audit with respect to its financial statements as of and for the year ended December 31, 2011, and (ii) as a result of the foregoing, the Company’s Board of Directors has not yet made a final determination with respect to the Company’s NAV per share as of December 31, 2011.

The Company believes that including an estimated NAV per share range still provides prospective investors with adequate information regarding material changes in the Company’s NAV per share subsequent to September 30, 2011. However, the Company believes that including a specific NAV per share figure without clarifying the uncertainty involved could potentially be misleading to investors in the event the NAV per share figure were to change from management’s expectations as a result of normal audit adjustments or other factors pertaining to the formal board approval process.

2.	Please revise the cover page of the Prospectus to discuss the significant premium at which the Company’s stock is trading relative to its NAV per share, and note that such premium could be reduced or eliminated in the event that one or more of the Company’s portfolio companies become publicly traded. Please include similar, but more detailed, discussions of the risks associated with the significant premium to NAV per share in both the “Summary” and “Risk Factors” sections of the Prospectus.

The Company has revised the disclosure set forth on the cover page of the Prospectus, as well as in the “Summary,” “Risk Factors” and “Business” sections of the Prospectus in response to the Staff’s comment.

3.	Please advise the Staff whether the Company is presently in compliance with the portfolio asset testing requirements set forth in Section 55(a) under the Investment Company Act of 1940, as amended (the “1940 Act”). In addition, please advise the Staff what steps the Company would take in the event it was out of compliance with the portfolio asset testing requirements set forth in Section 55(a), as a result of public offerings by portfolio companies or otherwise.

The Company advises the Staff that it is presently in compliance with the portfolio asset testing requirements set forth in Section 55(a) under the 1940 Act. In addition, the Company notes that compliance with Section 55(a) is tested on an investment by investment basis, rather than on a periodic basis. As a result, in the event the Company held a greater percentage of non-qualified assets than would be permitted under Section 55(a), it would limit further investments to only qualified assets until such time as its percentage of non-qualified assets fell below the applicable threshold set forth in Section 55(a).

Dominic Minore, Esq.

February 7, 2012

4.	Please update the fee table included in the “Fees and Expenses” section of the Prospectus to provide all of the required percentages. In addition, please revise the disclosure in footnote (4) to provide the Company’s estimate of incentive fees for the next twelve months based upon the Company’s history of the payment or accrual of incentive fees to date.

The Company has revised the disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that the Company determined that it would likely not pay or accrue any incentive fees during the next twelve months based upon the current net unrealized depreciation on its overall portfolio as of December 31, 2011.

5.	In the first sentence of the “Summary” section of the Prospectus, please capitalize the phrase “risk factors” and highlight it using bold type face font.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

6.	We note your discussion of the Company’s investment in Facebook, Inc. on page 2 of the Prospectus. Please revise such discussion to note that the Company’s current substantial premium over NAV per share may in part be attributable to Facebook, Inc.’s proposed initial public offering.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

7.	Please revise the disclosure under the heading “Current Portfolio” in the “Summary” section of the Prospectus to move the final sentence of the first paragraph under such heading to the disclosure under the heading “Estimated Net Asset Value.” In addition, please delete the sentence immediately preceding the “Current Portfolio” table, or revise the sentence to clarify that the table does not provide fair value information as of December 31, 2011.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Dominic Minore, Esq.

February 7, 2012

*                *                *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Michael T. Moe / GSV Capital Corp.

John J. Mahon / Sutherland Asbill & Brennan LLP

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The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2012

PRELIMINARY PROSPECTUS

GSV Capital

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2,700,000 Shares

GSV Capital Corp.

Common Stock

We are an externally managed non-diversified closed-end management investment company that has elected to be treated as a business development company under the Investment Company Act of 1940, or the "1940 Act." Our investment objective is to maximize our portfolio's total return, principally by seeking capital gains on our equity investments. We invest principally in the equity securities of rapidly growing venture capital-backed emerging companies. We may also invest on an opportunistic basis in select publicly-traded equity securities of rapidly growing companies that otherwise meet our investment criteria. In addition, while we invest primarily in U.S. companies, we may invest on an opportunistic basis in certain non-U.S. companies that otherwise meet out investment criteria, although in no event will the aggregate value of our non-U.S. investments exceed 30% of the aggregate value of our total investment portfolio. We acquire our investments through secondary marketplaces for private companies, negotiations with selling stockholders and direct investments with prospective portfolio companies. Our investment activities are managed by GSV Asset Management, LLC. GSV Capital Service Company, LLC provides the administrative services necessary for us to operate.

We seek to deploy capital primarily in the form of equity and equity-related investments, including common stock, warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company's common equity, and convertible debt securities with a high equity component. Our investments generally do not produce current income. We will seek to deploy capital primarily in the form of non-controlling investments in our portfolio companies.

We completed our initial public offering in May 2011. Therefore, our shares have only a limited history of public trading and we have a limited history of operations.

Our common stock is listed on the NASDAQ Capital Market under the symbol "GSVC." On February 6, 2012, the last reported sales price on the NASDAQ Capital Market for our common stock was $18.63 per share. In addition, our investment adviser, GSV Asset Management, LLC, and our administrator, GSV Capital Service Company, LLC, have limited experience managing and administering a business development company, respectively.

This prospectus contains important information about us that a prospective investor should know before investing in our common stock. Please read this prospectus before investing and keep it for future reference. We will file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission, or the "SEC." This information will be available free of charge by contacting us by mail at 2965 Woodside Road, Woodside, CA 94062, by telephone at (650) 206-2965 or on our website at *http://www.gsvcap.com*. The SEC also maintains a website at *http://www.sec.gov* that contains such information. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

An investment in our common stock is subject to risks and involves a heightened risk of total loss of investment. Shares of closed-end investment companies, including business development companies, frequently trade at a discount to their net asset value. If our shares trade at a discount to our net asset value, it may increase the risk of loss for purchasers in this offering. As of September 30, 2011, our net asset value was approximately $13.26 per share. Assuming a public offering price of $18.63 per share, the last reported sales price for our common stock on the NASDAQ Capital Market on February 6, 2012, purchasers in this offering will experience immediate dilution in net asset value of approximately $4.10 per share. See "Dilution" for more information. In addition, the companies in which we invest are subject to special risks.

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See "Risk Factors" beginning on page 18 to read about factors you should consider, including the risk of leverage, before investing in our common stock.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total(1)
Public Offering Price	$	$
Sales Load (Underwriting Discounts and Commissions)	$	$
Proceeds to GSV Capital Corp. (before expenses)(2)	$	$

(1) We have granted the underwriters a 30-day option, which we refer to as the overallotment option, to purchase up to an additional 405,000 shares of our common stock at the public offering price, less underwriting discounts and commissions (sales load). If the overallotment option is exercised in full, the total public offering price will be $ and the total underwriting discounts and commissions (sales load) will be $. See "Underwriting."

(2) We estimate that we will incur approximately $550,000 in offering expenses, or approximately $.20 per share offered hereby, in connection with this offering, after which we expect to have approximately $ in net proceeds, or approximately $ per share offered hereby. Stockholders will indirectly bear such expenses as investors in GSV Capital Corp. The underwriting discounts and commissions (sales load) and the offering expenses will result in immediate dilution to investors in this offering. See "Dilution."

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The underwriters expect to deliver the shares on or about , 2012.

Citigroup

The date of this prospectus is , 2012.

Rider COVa

, which represents a premium of 40.5% to our net asset value per share as of September 30, 2011, or 46.0% to the low point of our unaudited estimated net asset value per share range as of December 31, 2011.

Rider COVb

As of February 6, 2012, our shares are presently trading at a significant premium to our net asset value per share, which premium may be reduced or eliminated if an when certain of our portfolio companies complete initial public offerings. In particular, shares

Rider COVc

In addition, our December 31, 2011 unaudited net asset value per share is estimated to be between $12.80 and $12.95.

Rider COVd

based upon our net asset value per share as of September 30, 2011, or $4.56 per share based upon the low point of our unaudited estimated net asset value per share range as of December 31, 2011.

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bold font,
Risk Factors

SUMMARY

This summary, including, beginning on page 9, the ~~risk factors~~ summary, highlights some of the information in this prospectus. This summary is not complete and may not contain all of the information that you may want to consider. **You should read carefully the more detailed information set forth under "Risk Factors" beginning on page 18 and the other information included in this prospectus.**

Except where the context suggests otherwise, the terms "we," "us," "our" and "GSV Capital" refer to GSV Capital Corp. In addition, the terms "GSV Asset Management" or "investment adviser" refer to GSV Asset Management, LLC, and "GSV Capital Service Company" or the "administrator" refer to GSV Capital Service Company, LLC.

Unless otherwise noted, the information contained in this prospectus assumes (i) that the underwriters' overallotment option is not exercised and (ii) a public offering price of $18.63 per share, the last reported sales price for our common stock on the NASDAQ Capital Market on February 6, 2012.

In May 2011 we completed our initial public offering of 3,335,000 shares of our common stock at an offering price of $15.00 per share, resulting in net proceeds to GSV Capital Corp of approximately $46.5 million.

In September 2011 we completed our first follow-on public offering of 2,185,000 shares of our common stock at an offering price of $14.15 per share, resulting in net proceeds to GSV Capital Corp. of approximately $29.6 million. We used the proceeds of our follow-on offering to increase our holdings in Facebook, Inc., Kno, Inc., and Twitter, Inc., as well as to make new investments in eight private companies, Control 4, Inc., DreamBox Learning, Inc., Dropbox, Inc., Grockit, Inc., StormWind, LLC, The Echo System Corp., The rSmart Group, Inc. and ZocDoc, Inc.

As of December 31, 2011, we have invested approximately 85.3% of the combined net proceeds from our public offerings. We are undertaking this follow on offering before we have fully invested all of the combined net proceeds of our public offerings to provide additional investment capital to permit us to pursue attractive investment opportunities as they become available.

GSV Capital

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Our investment objective is to maximize our portfolio's total return, principally by seeking capital gains on our equity and equity-related investments. We invest principally in the equity securities of rapidly growing venture capital-backed emerging companies. We acquire our investments through secondary marketplaces for private companies, negotiations with selling stockholders and direct investments with prospective portfolio companies. We may also invest on an opportunistic basis in select publicly-traded equity securities or certain non-U.S. companies that otherwise meet our investment criteria. Our investment activities are managed by GSV Asset Management, and GSV Capital Service Company provides the administrative services necessary for us to operate.

Our investment philosophy is premised on a disciplined approach of identifying high-growth emerging companies across several key industry themes which may include, among others, social-mobile, cloud computing, internet commerce, green technology and education technology. Our investment adviser's investment decisions are based on a disciplined analysis of available information regarding each potential portfolio company's business operations, focusing on the company's growth potential, the quality of recurring revenues and cash flow and cost structures, as well as an understanding of key market fundamentals. Top tier venture capital funds or other financial or strategic sponsors have invested in many of the companies that our investment adviser evaluates.

We seek to deploy capital primarily in the form of non-controlling equity and equity-related investments, including common stock, warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company's common equity, and convertible debt securities with a significant equity component. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within six to 12 months, depending on the availability of investment opportunities that are consistent with our investment objectives and market conditions.

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We seek to create a low-turnover portfolio that we expect will initially include diversified investments in 15 to 30 companies. As of December 31, 2011, we have completed investments in 21 companies for aggregate consideration of $64,900,582 (exclusive of transaction fees and costs), or 85.3% of the combined net proceeds from our public offerings. We expect that the total number of portfolio companies in which we are invested will increase as our equity capital base grows subsequent to the completion of this offering.

Two of the companies in our portfolio, Groupon, Inc. and Zynga, Inc., completed their initial public offerings in the fourth quarter of 2011. We own 80,000 shares of Groupon, Inc., which are presently subject to a lock-up agreement that expires on May 1, 2012. With respect to Zynga, we hold a $4,000,000 unsecured promissory note issued by PJB Fund LLC that we expect to mature on June 28, 2012, or within 34 days thereafter, the repayment amount of which includes a return based on the relative value of the common stock of Zynga, Inc. As of September 30, 2011, these investments collectively comprised approximately 8.2% of our net asset value, and the fair value of these investments was equal to the cost of the investments, net of unrealized depreciation representing transaction costs. The market trading levels for these companies will be taken into consideration when calculating the fair value of such investments as of December 31, 2011. In addition, on February 1, 2012, Facebook, Inc. filed a registration statement with the SEC in connection with its proposed initial public offering. We own 350,000 shares of Class B common stock of Facebook, Inc., which are presently subject to a lock-up agreement that will expire 181 days after the date of the final prospectus relating to Facebook, Inc.'s initial public offering, if consummated. While there can be no assurance that it will do so, if Facebook, Inc. completes its initial public offering, its market trading levels will be taken into consideration when calculating the fair value of our investment. For a more detailed discussion of these investments and developments that may impact their fair market value as determined by our board of directors, see "Investments" and "Net Decreases in Net Assets" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Estimated Net Asset Value

Our December 31, 2011 unaudited net asset value per share is estimated to be between $12.80 and $12.95. On January 18, 2011, our valuation committee reviewed and made a determination with respect to the recommended fair value of our portfolio assets as of December 31, 2011 in accordance with our valuation policy. Our December 31, 2011 net asset value estimate is based on our valuation committee's recommendation of the fair value of our portfolio investments as well as other factors, including expected operating expenses. The estimated decrease in net asset value per share from September 30, 2011 to December 31, 2011 is primarily due to ongoing operating expenses incurred by us during the quarter and net fair market value adjustments taken on our portfolio. Our actual net asset value for December 31, 2011 will be subject to the final determination by our board of directors. See "Determination of Net Asset Value" and "Risk Factors — Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the value of our portfolio investments."

Current Portfolio

We have limited information about the financial performance and profitability of our portfolio companies. While according to public filings with the SEC, certain of our portfolio companies have earned net income in recent periods, we believe that substantially all of our portfolio companies are currently experiencing operating losses. There can be no assurance when or if such companies will operate at a profit. Our current portfolio company investments are also concentrated in a limited number of companies. As of December 31, 2011, over half of our portfolio company investments was comprised of investments in four companies.

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In addition, our

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Rider 2a

The current significant premium at which our shares trade relative to our net asset value per share may be attributable to a number of factors, including Facebook's proposed initial public offering, a positive outlook by investors on other existing portfolio companies and positive trading on companies in our portfolio which have gone public. Such a significant premium may not be sustainable in the future if and when companies in our portfolio go public, particularly if the public perception of the prospects of such companies are adversely affected, and if overall market conditions or investor sentiment declines.

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identified below.

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As of December 31, 2011, we have completed investments in the following companies:

Investment[1]	Cost[2]	Fair Value[3]	Source(s)	Description
Bloom Energy Corporation	$1,815,818	$1,771,335	Secondary marketplace and direct from stockholder	Provider of solid oxide fuel cell technology that generates power onsite from a wide variety of fuel sources
Chegg, Inc.	$6,003,694	$5,999,996	Direct from stockholder	Online textbook rental company serving students nationwide
Control 4 Inc.	$1,000,000	$1,000,000[4]	Direct from stockholder	Smart home automation company
DreamBox Learning, Inc.	$750,000	$750,000[4]	Direct from issuer	Education technology company
Dropbox, Inc.	$4,999,998	$4,999,998[4]	Direct from stockholder	Online storage service
Facebook, Inc.	$10,464,670	$10,462,500[5]	Secondary marketplace	Leading online social network
Gilt Groupe, Inc.	$5,576,979	$5,499,250	Secondary marketplace and direct from stockholder	Online shopping destination offering its members access to discounted prices on merchandise, restaurants and vacations
Grockit Inc.	$2,000,000	$2,000,000[4]	Direct from issuer	Online test preparation company
Groupon, Inc.	$2,127,577	$2,035,200	Secondary marketplace	Online provider of daily coupons for various consumer products
Kno, Inc.	$2,462,959	$2,455,000[6]	Direct from issuer and direct from stockholder	Provider of education software, digital textbooks and social engagement tools for students
PJB Fund LLC[7]	$4,028,914	$4,000,000	Direct from borrower	Debt investment linked until maturity to the value of Zynga, Inc., a developer of online social games
Serious Energy, Inc.	$738,674	$712,380	Secondary marketplace	Products and services to make buildings more energy-efficient
SharesPost, Inc.	$2,280,920	$2,250,000	Direct from issuer	Online marketplace for the exchange of private company equity
Silver Spring Networks, Inc.	$1,153,381	$1,101,430	Secondary marketplace	Hardware, software and services that connect devices on the smart grid

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Investment[1]	Cost[2]	Fair Value[3]	Source(s)	Description
StormWind, LLC	$1,000,000	$1,000,000[4]	Direct from issuer	Online technology courses
The Echo System Corp.[8]	$500,000	$500,000[4]	Direct from issuer	Social analytics
The rSmart Group, Inc.	$500,000	$500,000[4]	Direct from issuer	Higher education learning platform
TrueCar, Inc.	$2,001,782	$2,000,000	Direct from issuer	Online automotive research destination
Twitter, Inc.	$12,288,703	$12,113,493[9]	Secondary marketplace and direct from stockholder	Short messaging platform
ZocDoc Inc.	$3,500,000	$3,500,000	Direct from stockholder	Online booking for doctor and dentist appointments
ZoomSystems	$260,317	$250,000	Direct from stockholder	Automated retail vending machines
Total	$65,454,386	**$64,900,582**[10]		

(1) Unless otherwise noted, each investment represents an equity investment in the listed issuer.

(2) For those investments held as of September 30, 2011, amounts include transaction fees and costs. For those investments acquired subsequent to September 30, 2011, amounts are exclusive of transaction fees and costs.

(3) Fair Value was determined in good faith by our board of directors as of September 30, 2011 for those investments held as of September 30, 2011. For those investments acquired subsequent to September 30, 2011, our board of directors has not yet determined their fair value and such investments are included at purchase cost on the acquisition date exclusive of transaction fees and costs.

(4) Reflects cost of the investment, exclusive of transaction fees and costs. Since we acquired the investment subsequent to September 30, 2011, our board of directors has not yet determined the fair value of such investment.

(5) As of September 30, 2011, we had invested approximately $6,589,670 (inclusive of transaction fees and costs) in equity securities of Facebook, Inc. that had a fair value of $6,587,500 as of September 30, 2011. In addition, we invested an additional $3,875,000 in equity securities of Facebook, Inc., exclusive of transaction fees and costs, subsequent to September 30, 2011. Our board of directors has not yet determined the fair value of the additional equity securities we acquired subsequent to September 30, 2011 and such investments are included at purchase cost on the acquisition date exclusive of transaction fees and costs.

(6) As of September 30, 2011, we had invested approximately $2,257,959 (inclusive of transaction fees and costs) in equity securities of Kno, Inc. that had a fair value of $2,250,000 as of September 30, 2011. In addition, we invested an additional $205,000 in equity securities of Kno, Inc., exclusive of transaction fees and costs, subsequent to September 30, 2011. Our board of directors has not yet determined the fair value of the additional equity securities we acquired subsequent to September 30, 2011 and such investments are included at purchase cost on the acquisition date exclusive of transaction fees and costs.

(7) Represents a $4 million unsecured promissory note issued by PJB Fund LLC that may be repaid, at PJB Fund LLC's election, either by transfer of a certain number of shares of common stock of Zynga, Inc. or with a cash amount of equivalent value. To the extent the borrower repays the note in cash, we would have no further direct or indirect interest in Zynga, Inc. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Investments" for additional information regarding this investment.

(8) Represents a $500,000 unsecured convertible promissory note issued by The Echo System Corp., that may be repaid in cash, or upon certain fundamental corporate events, converted into shares of the issuer's

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have recently traded, and may in the future

- We will generally make non-controlling investments and are subject to the risks that other significant shareholders may have interests that differ from those of the portfolio company or minority investors.
- There are significant potential conflicts of interest, which could impact our investment returns and limit the flexibility of our investment policies;
- Regulations governing our operation as a business development company affect our ability to and the way in which we raise additional capital, which may expose us to risks;
- We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code, which would have a material adverse effect on our financial performance;
- Our common stock price may be volatile and may decrease substantially;
- Our common stock might trade at premiums that are unsustainable or at discounts from net asset value; and
- There is a risk that you may not receive dividends or that our dividends may not grow over time, particularly since we invest primarily in securities that do not produce current income.

See "Risk Factors" beginning on page 18 and the other information included in this prospectus for additional discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

may prove to be

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FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. The percentages included in the table reflect our net assets as of September 30, 2011, as adjusted to reflect completion of this offering. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by "us" or "GSV Capital," or that "we" will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in GSV Capital Corp.

Stockholder transaction expenses:	
Sales load (as a percentage of offering price)	7.00%[1]
Offering expenses borne by common stockholders (as a percentage of offering price)	1.09%[2]
Dividend reinvestment plan expenses	None
Total stockholder transaction expenses (as a percentage of offering price)	8.09%
Annual expenses (as a percentage of net assets attributable to common stock):	
Base management fee	2.00%[3]
Incentive fees payable under our investment advisory agreement (20%)	0.00%[4]
Interest payments on borrowed funds	0.00%[5]
Other expenses	2.09%[6]
Acquired fund fees and expenses	0.02%[7]
Total annual expenses	4.11%

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that our annual operating expenses would remain at the levels set forth in the table above. See Note 5 below for additional information regarding certain assumptions regarding our level of leverage subsequent to this offering.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$132	$225	$319	$551

(1) The underwriting discounts and commissions with respect to shares sold in this offering, which is a one-time fee, is the only sales load paid in connection with this offering.

(2) Amount reflects estimated offering expenses of approximately $550,000.

(3) Reflects our base management fee as a percentage of our net assets. Our base management fee under the Investment Advisory Agreement is based on our gross assets, which is defined as all the assets of GSV Capital, including those acquired using borrowings for investment purposes. See "Investment Advisory Agreement." As a result, although we do not currently have any specific plans to use leverage, to the extent we elect to utilize leverage in the future, our base management fee as a percentage of our net assets would increase.

(4) Based on our current business plan, we do not expect to invest fully the net proceeds from this offering for up to six to 12 months and, based on the current unrealized appreciation versus unrealized depreciation on our portfolio investments, we expect that we will likely not have sufficient realized capital gains, taken together with any net unrealized capital appreciation, during our first year of operations after completion of this offering in order to pay or accrue any incentive fees in the first year after completion of this offering. The incentive fee is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, as of the termination date), commencing on December 31, 2011, and will equal the lesser of (i) 20% of our realized capital gains during such calendar year, if any, calculated on an investment-by-investment basis, subject to a non-compounded preferred return, or "hurdle," and a "catch-up" feature, and (ii) 20% of our realized capital gains, if any, on a cumulative basis from inception through the end of each calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less

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the aggregate amount of any previously paid incentive fees. For a more detailed discussion of the calculation of this fee, see "Investment Advisory Agreement." For accounting purposes, in order to reflect the theoretical capital gains incentive fee that would be payable for a given period as if all unrealized gains were realized, we are required to accrue a capital gains incentive fee based upon realized capital gains and losses during the current calendar year through the end of the period, plus any unrealized capital appreciation and depreciation as of the end of the period. It should be noted that a fee so calculated and accrued would not necessarily be payable under the Investment Advisory Agreement, and may never be paid based upon the computation of capital gains incentive fees in subsequent periods. Amounts paid under the Investment Advisory Agreement will be consistent with the formula reflected in the Investment Advisory Agreement.

(5) We will not incur indebtedness on our portfolio, pay any interest or issue any preferred stock during the 12 months following completion of this offering.

(6) "Other expenses" ($2.2 million) are based upon estimates for the 12 months following completion of this offering.

(7) Amount reflects our estimated expenses for the 12 months following completion of this offering relating to the temporary investment of proceeds from this offering in money market funds pending our investment of such proceeds in portfolio companies in accordance with our investment objective and strategies described in this prospectus.

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. While the example assumes, as required by the SEC, a 5.0% annual return, our performance will vary and may result in a return greater or less than 5.0%. As the incentive fee under the Investment Advisory Agreement is payable only on realized capital gains, this illustration assumes that the entire 5.0% annual return is in the form of realized capital gains (computed net of all realized capital losses and unrealized capital depreciation) in each of the indicated time periods, and that we will be required to pay an incentive fee on the full amount of the annual return. If we achieve a greater realization of realized capital gains than the assumed 5.0% annual return, our expenses and returns to our investors would be higher. In addition, the example assumes inclusion of the sales load of %. Also, while the example assumes reinvestment of all dividends at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by the market price per share of our common stock at the close of trading on the dividend payment date, which may be at, above or below net asset value. See "Dividend Reinvestment Plan" for additional information regarding our dividend reinvestment plan.

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Our shares might trade at premiums that are unsustainable or at discounts from net asset value.

Shares of business development companies like us may, during some periods, trade at prices higher than their net asset value per share and, during other periods, as frequently occurs with closed-end investment companies, trade at prices lower than their net asset value per share. The perceived value of our investment portfolio may be affected by a number of factors including perceived prospects for individual companies we invest in, market conditions for common stock generally, for initial public offerings and other exit events for venture capital backed companies, and the mix of companies in our investment portfolio over time. Negative or unforeseen developments affecting the perceived value of companies in our investment portfolio could result in a decline in the trading price of our common stock relative to our net asset value per share.

The possibility that our shares will trade at a discount from net asset value or at premiums that are unsustainable are risks separate and distinct from the risk that our net asset value per share will decrease. The risk of purchasing shares of a business development company that might trade at a discount or unsustainable premium is more pronounced for investors who wish to sell their shares in a relatively short period of time because, for those investors, realization of a gain or loss on their investments is likely to be more dependent upon changes in premium or discount levels than upon increases or decreases in net asset value per share.

There is a risk that you may not receive dividends or that our dividends may not grow over time, particularly since we invest primarily in securities that do not produce current income.

We cannot assure you that we will achieve investment results or maintain a tax status that will allow or require any specified level of cash distributions or year-to-year increases in cash distributions. As we intend to focus on making primarily capital gains-based investments in equity securities, which generally will not be income producing, we do not anticipate that we will pay dividends on a quarterly basis or become a predictable issuer of dividends, and we expect that our dividends, if any, will be less consistent than other business development companies that primarily make debt investments.

We will have broad discretion over the use of proceeds of this offering, to the extent it is successful, and will use proceeds in part to satisfy operating expenses.

We will have significant flexibility in applying the proceeds of this offering and may use the net proceeds from this offering in ways with which you may not agree, or for purposes other than those contemplated at the time of this offering. We can not assure you that we will be able to successfully utilize the proceeds within the timeframe contemplated. We will also pay operating expenses, and may pay other expenses such as due diligence expenses of potential new investments, from net proceeds. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of the offering, pending full investment, are used to pay operating expenses. In addition, we can provide you no assurance that the current offering will be successful, or that by increasing the size of our available equity capital our aggregate expenses, and correspondingly, our expense ratio, will be lowered.

Investors in this offering will incur immediate dilution.

Commissions and discounts payable to the underwriters, together with our organizational expense and other expenses of this offering, will reduce the net proceeds of the offering available for us to invest. As of September 30, 2011 our net asset value was $73,188,029, or $13.26 per share. After giving effect to the sale of 2,700,000 shares of our common stock in this offering (assuming no exercise by the underwriters of their over-allotment option) at an assumed public offering price of $18.63 per share, and after deducting the underwriting discounts and commissions of approximately $3,521,070 and estimated offering expenses of approximately $550,000 payable by us, our adjusted net asset value is expected to be approximately $119,945,959, or $14.53 per share, representing an immediate dilution of approximately $4.10 per share to investors in this offering.

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Rider 32a

Our shares have recently traded at a significant premium to our net asset value per share, which premium may be reduced or eliminated if an when certain of our portfolio companies complete initial public offerings.

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Investment Income

For the three months ended September 30, 2011, as well as for the period from January 6, 2011 (date of inception) to September 30, 2011, we had investment income of $53,408, or $0.02 per share, which consisted of $52,222 of interest income and $1,186 of dividend income.

Operating Expenses

For the three months ended September 30, 2011, we had $733,496 in total operating expenses consisting primarily of legal, audit and consulting fees, in addition to organizational expenses, investment management fees and administration fees. The investment advisory fee for the three months ended September 30, 2011 was $233,961, representing the base fee as provided for in our investment advisory agreement. Costs incurred under our administration agreement for the three months ended September 30, 2011 were $192,031. Professional fees, consisting of legal, valuation, audit and consulting fees, were $152,916 for the three months ended September 30, 2011. For the period from January 6, 2011 (date of inception) to September 30, 2011, we incurred $1,409,609 in total operating expenses. The investment advisory fee for the period from January 6, 2011 (inception) to September 30, 2011 was $384,904, representing the base fee as provided for in our investment advisory agreement. Costs incurred under our administration agreement for the period from January 6, 2011 (inception) to September 30, 2011 were $305,066. Professional fees, consisting of legal, valuation, audit and consulting fees, were $271,548 for the period from January 6, 2011 (inception) to September 30, 2011.

Net Decrease in Net Assets

For the three months ended September 30, 2011, and for the period from January 6, 2011 (date of inception) to September 30, 2011, we had a net change in unrealized depreciation of $494,170, or $0.14 per share, and $553,804, or $0.23 per share, respectively. Net investment loss was $680,088, or $0.20 per share, for the three months ended September 30, 2011, and $1,356,201, or $0.55 per share, for the period from January 6, 2011 (date of inception) to September 30, 2011. Net decrease in net assets resulting from operations was $1,174,258, or $0.34 per share, for the three months ended September 30, 2011, and $1,910,005, or $0.78 per share, for the period from January 6, 2011 (date of inception) to September 30, 2011.

The per share figures noted above are based on a weighted-average of 3,430,100 shares outstanding for the three months ended September 30, 2011, and a weighted-average of 2,460,565 shares outstanding for the period from January 6, 2011 (date of inception) to September 30, 2011.

As of September 30, 2011, the fair value of our portfolio investments was equal to the cost of the investments, net of unrealized depreciation representing transaction costs. The fair value of our investments can be expected to fluctuate in future periods due to changes in our investments and changes in the fair value of the investments. Subsequent to September 30, 2011, two of our portfolio companies, Groupon, Inc. and Zynga, Inc., completed initial public offerings. As of September 30, 2011, our investments included 80,000 shares of common stock of Groupon, Inc. with a fair value of $2,035,200 (or $25.44 on a per-share basis) and a $4,000,000 promissory note issued by PJB Fund LLC that we expect to mature on June 28, 2012, or within 34 days thereafter, the return on which is based in part on the value of Zynga, Inc's common stock, as more fully discussed under "Investments," with a fair value of $4,000,000. These investments collectively comprised 8.2% of our net asset value as of September 30, 2011. Our shares in Groupon, Inc. are presently subject to lock-up agreement that expire on May 1, 2012. Market trading levels for these companies will be taken into consideration when calculating the fair value of such investments as of December 31, 2011. As of December 30, 2011 the closing market price for Groupon, Inc. common stock was $20.63 and the closing market price for Zynga, Inc. common stock was $9.41. In addition, on February 1, 2012, Facebook, Inc. filed a registration statement with the SEC in connection with its proposed initial public offering. We own 350,000 shares of Class B common stock of Facebook, Inc., which are presently subject to a lock-up agreement that will expire 181 days after the date of the final prospectus relating to Facebook, Inc.'s initial public offering, if consummated. While there can be no assurance that it will do so, if Facebook, Inc. completes its initial public offering, its market trading levels will be taken into consideration when calculating the fair value of our investment.

Insert Ride 41a

Our December 31, 2011 unaudited net asset value per share is estimated to be between $12.80 and $12.95. On January 18, 2011, our valuation committee reviewed and made a determination with respect to the

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Rider 41a

The current significant premium at which our shares trade relative to our net asset value per share may be attributable to a number of factors, including Facebook's proposed initial public offering, a positive outlook by investors on other existing portfolio companies and positive trading on companies in our portfolio which have gone public. Such a significant premium may not be sustainable in the future if and when companies in our portfolio go public, particularly if the public perception of the prospects of such companies are adversely affected, and if overall market conditions or investor sentiment declines.

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recommended fair value of our portfolio assets as of December 31, 2011 in accordance with our valuation policy. Our December 31, 2011 net asset value estimate is based on our valuation committee's recommendation of the fair value of our portfolio investments as well as other factors, including expected operating expenses. The estimated decrease in net asset value per share from September 30, 2011 to December 31, 2011 is primarily due to ongoing operating expenses incurred by us during the quarter and net fair market value adjustments taken on our portfolio. Our actual net asset value for December 31, 2011 will be subject to the final determination by our board of directors. See "Risk Factors — Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the value of our portfolio investments."

Liquidity and Capital Resources

At September 30, 2011, we had investments in 13 portfolio companies with costs totaling $41,943,388, and cash in the amount of $32,098,207, which included approximately $29.6 million in net proceeds raised in our follow-on offering as described below. The fair value, as of September 30, 2011, of those investments was $41,389,584. We also held $32,098,207 in unrestricted cash on September 30, 2011.

On April 28, 2011, we priced our initial public offering of 3,335,000 shares of our common stock at the offering price of $15.00 per share. The initial public offering closed on May 3, 2011, resulting in net proceeds to GSV Capital of approximately $46.5 million. Our shares are currently listed on the NASDAQ Capital Market under the symbol "GSVC".

On September 26, 2011, we priced a follow-on offering, selling 2,185,000 shares at a price of $14.15 per share. The follow-on offering resulted in net proceeds to the Company of approximately $29.6 million.

Our primary use of cash is to make investments and to pay our operating expenses. We expect to use substantially all of the proceeds of this offering to invest in portfolio companies within six to 12 months of the initial public offering date, depending on the availability of investment opportunities that are consistent with our investment objectives and market conditions, except for amounts retained for purposes of funding our ongoing expenses.

Our current policy is to maintain cash reserves in an amount sufficient to pay our operating expenses, including investment management fees and costs incurred under the administration agreement, for approximately two years. For a description of the investment advisory and administration services we receive, see "Related Party Transactions and Certain Relationships". We incurred $233,961 in investment management fees and $192,031 in costs incurred under the administration agreement for the three months ended September 30, 2011, and $384,904 in investment management fees and $305,066 in costs incurred under the administration agreement for the period from January 6, 2011 (date of inception) to September 30, 2011.

Off-Balance Sheet Arrangements

As of September 30, 2011, we had no off-balance sheet arrangements, including any risk management of commodity pricing or other hedging practices.

Distribution Policy

The timing and amount of our dividends, if any, will be determined by our board of directors. Any dividends to our stockholders will be declared out of assets legally available for distribution. We intend to focus on making capital gains-based investments from which we will derive primarily capital gains. As a consequence, we do not anticipate that we will pay dividends on a quarterly basis or become a predictable issuer of dividends, and we expect that our dividends, if any, will be much less consistent than other business development companies that primarily make debt investments. However, if there are earnings or realized capital gains to be distributed, we intend to declare and pay a dividend at least annually.

We intend to elect to be treated, and intend to qualify annually thereafter, as a RIC under Subchapter M of the Code, beginning with our 2011 taxable year. To obtain and maintain RIC tax treatment, we must, among other things, distribute at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the

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BUSINESS

GSV Capital

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. Our investment objective is to maximize our portfolio's total return, principally by seeking capital gains on our equity and equity-related investments. We invest principally in the equity securities of rapidly growing venture capital-backed emerging companies. We acquire our investments through secondary marketplaces for private companies, negotiations with selling stockholders and direct investments with prospective portfolio companies. We may also invest on an opportunistic basis in select publicly-traded equity securities or certain non-U.S. companies that otherwise meet our investment criteria. Our investment activities are managed by GSV Asset Management, and GSV Capital Service Company provides the administrative services necessary for us to operate.

Our investment philosophy is premised on a disciplined approach of identifying high-growth emerging companies across several key industry themes which may include, among others, social-mobile, cloud computing, internet commerce, green technology and education technology. Our investment adviser's investment decisions are based on a disciplined analysis of available information regarding each potential portfolio company's business operations, focusing on the company's growth potential, the quality of recurring revenues and cash flow and cost structures, as well as an understanding of key market fundamentals. Top tier venture capital funds or other financial or strategic sponsors have invested in many of the companies that our investment adviser evaluates.

We seek to deploy capital primarily in the form of non-controlling equity and equity-related investments, including common stock, warrants, preferred stock and similar forms of senior equity, which may or may not be convertible into a portfolio company's common equity, and convertible debt securities with a significant equity component. We anticipate that substantially all of the net proceeds of this offering will be used for the above purposes within six to 12 months, depending on the availability of investment opportunities that are consistent with our investment objectives and market conditions.

We seek to create a low-turnover portfolio that we expect will initially include diversified investments in 15 to 30 companies. As of December 31, 2011, we have completed investments in 21 companies for aggregate consideration of $64,900,582 (exclusive of transaction fees and costs), or 85.3% of the combined net proceeds from our public offerings. We expect that the total number of portfolio companies in which we are invested will increase as our equity capital base grows subsequent to the completion of this offering.

Two of the companies in our portfolio, Groupon, Inc. and Zynga, Inc., completed their initial public offerings in the fourth quarter of 2011. We own 80,000 shares of Groupon, Inc., which are presently subject to a lock-up agreement that expires on May 1, 2012. With respect to Zynga, we hold a $4,000,000 unsecured promissory note issued by PJB Fund LLC that we expect to mature on June 28, 2012, or within 34 days thereafter, the repayment amount of which includes a return based on the relative value of the common stock of Zynga, Inc. As of September 30, 2011, these investments collectively comprised approximately 8.2% of our net asset value, and the fair value of these investments was equal to the cost of the investments, net of unrealized depreciation representing transaction costs. The market trading levels for these companies will be taken into consideration when calculating the fair value of such investments as of December 31, 2011. In addition, on February 1, 2012, Facebook, Inc. filed a registration statement with the SEC in connection with its proposed initial public offering. We own 350,000 shares of Class B common stock of Facebook, Inc., which are presently subject to a lock-up agreement that will expire 181 days after the date of the final prospectus relating to Facebook, Inc.'s initial public offering, if consummated. While there can be no assurance that it will do so, if Facebook, Inc. completes its initial public offering, its market trading levels will be taken into consideration when calculating the fair value of our investment. For a more detailed discussion of these investments and developments that may impact their fair market value as determined by our board of directors, see "Investments" and "Net Decreases in Net Assets" in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Insert Rider 46a

Estimated Net Asset Value

Our December 31, 2011 unaudited net asset value per share is estimated to be between $12.80 and $12.95. On January 18, 2011, our valuation committee reviewed and made a determination with respect to the

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Rider 46a

The current significant premium at which our shares trade relative to our net asset value per share may be attributable to a number of factors, including Facebook's proposed initial public offering, a positive outlook by investors on other existing portfolio companies and positive trading on companies in our portfolio which have gone public. Such a significant premium may not be sustainable in the future if and when companies in our portfolio go public, particularly if the public perception of the prospects of such companies are adversely affected, and if overall market conditions or investor sentiment declines.

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recommended fair value of our portfolio assets as of December 31, 2011 in accordance with our valuation policy. Our December 31, 2011 net asset value estimate is based on our valuation committee's recommendation of the fair value of our portfolio investments as well as other factors, including expected operating expenses. The estimated decrease in net asset value per share from September 30, 2011 to December 31, 2011 is due to ongoing operating expenses incurred by us during the quarter and net fair market value adjustments taken on our portfolio. Our actual net asset value for December 31, 2011 will be subject to the final determination by our board of directors. See "Determination of Net Asset Value" and "Risk Factors — Because our investments are generally not in publicly traded securities, there will be uncertainty regarding the value of our portfolio investments."

Current Portfolio

We have limited information about the financial performance and profitability of our portfolio companies. While according to public filings with the SEC, certain of our portfolio companies have earned net income in recent periods, we believe that substantially all of our portfolio companies are currently experiencing operating losses. There can be no assurance when or if such companies will operate at a profit. Our current portfolio company investments are also concentrated in a limited number of companies. As of December 31, 2011, over half of our portfolio company investments was comprised of investments in four companies.

As of December 31, 2011, we have completed investments in the following companies:

Investment[1]	Cost[2]	Fair Value[3]	Source(s)	Description
Bloom Energy Corporation	$1,815,818	$1,771,335	Secondary marketplace and direct from stockholder	Provider of solid oxide fuel cell technology that generates power onsite from a wide variety of fuel sources
Chegg, Inc.	$6,003,694	$5,999,996	Direct from stockholder	Online textbook rental company serving students nationwide
Control 4 Inc.	$1,000,000	$1,000,000[4]	Direct from stockholder	Smart home automation company
DreamBox Learning, Inc.	$750,000	$750,000[4]	Direct from issuer	Education technology company
Dropbox, Inc.	$4,999,998	$4,999,998[4]	Direct from stockholder	Online storage service
Facebook, Inc.	$10,464,670	$10,462,500[5]	Secondary marketplace	Leading online social network
Gilt Groupe, Inc.	$5,576,979	$5,499,250	Secondary marketplace and direct from stockholder	Online shopping destination offering its members access to discounted prices on merchandise, restaurants and vacations
Grockit Inc.	$2,000,000	$2,000,000[4]	Direct from issuer	Online test preparation company
Groupon, Inc.	$2,127,577	$2,035,200	Secondary marketplace	Online provider of daily coupons for various consumer products

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